Exhibit (a)(1)(H)

SECOND AMENDMENT AND SUPPLEMENT TO

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK OF

WILLIAM LYON HOMES

AT $109.00 NET PER SHARE

BY WILLIAM LYON

THE AMENDED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 12, 2006, UNLESS THE AMENDED OFFER IS EXTENDED.

The special committee of independent directors of William Lyon Homes (“Lyon Homes”) has determined that the amended offer price of $109.00 per Share (as defined below) is fair to holders of the Shares (other than the Trusts (as defined below)), and recommends that Lyon Homes’ stockholders accept the offer and tender their shares pursuant to the offer.

The amended offer is subject to, among other conditions, (i) the non-waivable condition that there shall have been validly tendered and not withdrawn before the amended offer expires at least a majority of the shares of Lyon Homes common stock, par value $0.01 per share (the “Shares”), including Shares issued upon the exercise of vested options prior to the expiration of the amended offer, not owned by William Lyon, Chairman and Chief Executive Officer of Lyon Homes (the “Offeror”), The William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust (the “Trusts”) and the officers and directors of Lyon Homes immediately prior to the commencement of the original offer, and (ii) receipt by the Offeror of the proceeds under his financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc. See “The Amended Offer—Section 12. Conditions to the Amended Offer” of this supplement.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Any stockholder desiring to tender all or any portion of such stockholder’s Shares in the amended offer should either (i) complete and sign the original (blue), first revised (purple) Letter of Transmittal or revised (pink) Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in such Letter of Transmittal, have such stockholder’s signature thereon guaranteed (if required by the instructions to such Letter of Transmittal), mail or deliver such Letter of Transmittal (or a facsimile thereof) and any other required documents to Computershare Trust Company, the depositary for the Offer (the “Depositary”), and either deliver the certificates for such Shares along with the Letter of Transmittal to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3. Procedures for Tendering Shares” of the Offer to Purchase (as defined in the “Introduction”) or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

Although the prior (blue and purple) Letters of Transmittal and the prior (green and orange) Notices of Guaranteed Delivery previously circulated with the Offer to Purchase and the First Supplement refer only to the Offer to Purchase and the First Supplement, stockholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the amended offer and will receive the amended offer price per Share described in this supplement, if Shares are accepted for payment and paid for by the Offeror, pursuant to the amended offer. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the amended offer. Stockholders are not required to take any further action with respect to such tendered Shares in order to receive the amended offer price of $109.00 per Share if Shares are accepted for payment and paid for by the Offeror pursuant to the amended offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

A stockholder of Lyon Homes who desires to tender Shares and whose certificates evidencing such Shares are not immediately available, who cannot comply with the procedures for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the expiration of the amended offer, may tender such Shares by following the procedures for guaranteed delivery discussed in “The Offer—Section 3. Procedures Tendering Shares” of the Offer to Purchase and “The Amended Offer—Section 3. Procedures Tendering Shares” of this supplement.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this supplement. Requests for additional copies of this supplement, the Offer to Purchase, the First Supplement, the revised (pink) Letter of Transmittal, the revised (cream) Notice of Guaranteed Delivery and other tender offer materials may also be directed to the Information Agent. A stockholder may also contact such shareholder’s broker, dealer, commercial bank or trust company for assistance

The Dealer Manager for the Offer is:

The date of this Supplement is May 1, 2006

SUMMARY TERM SHEET

William Lyon is offering to purchase all of the outstanding shares of common stock of William Lyon Homes not otherwise owned by him for $109.00 per share net to the seller in cash, without interest, less any required withholding taxes. This document refers to William Lyon Homes as “ Lyon Homes,” William Lyon as the “Offeror,” and The William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust as the “Trusts.” Following are some of the questions that you, as a stockholder of Lyon Homes, may have and answers to those questions.

This summary highlights the most material information from this supplement to the offer to purchase dated March 17, 2006, as amended by amendments to the Schedule TO filed with the Securities and Exchange Commission by the Offeror and the Supplement (the “First Supplement”) dated April 10, 2006 (as so amended, the “Offer to Purchase”), but might not include all of the information that is important to you. The Offeror urges you to read carefully this entire supplement along with the Offer to Purchase, the First Supplement and the related revised (pink) letter of transmittal provided with this supplement to understand the amended offer fully and for a more complete description of the terms of the amended offer.

Why is the Offeror amending his tender offer?

The Offeror is amending his tender offer to increase the offer price from $100.00 per share to $109.00 per share in cash. The $109.00 per share offer price represents a premium of approximately 44% over the $75.70 per share closing price of the shares of Lyon Homes common stock on March 16, 2006, the last trading day prior to the announcement of the original offer. You should obtain a recent market quotation for shares of Lyon Homes common stock in deciding whether to tender your shares in the amended offer. In addition, the Offeror is amending the tender offer to provide that if, at any time during the 90 calendar days following acceptance of the shares for payment in the amended offer, he acquires shares of Lyon Homes common stock at a per share price greater than the price paid in the amended offer, then he will pay to each holder of shares of Lyon Homes who validly tendered in the amended offer as of the expiration date an additional amount equal to the difference between the amount paid to such tendering stockholder in the amended offer and the amount such tendering stockholder would have received had it sold shares to the Offeror at the higher per share price. The right to receive any such additional consideration will not be certificated and is not transferable other than by operation of law with the transfer of shares of Lyon Homes common stock that are subsequently validly tendered. See “The Amended Offer—Section 1. Terms of the Amended Offer; Expiration Date” of this supplement. In addition, the Offer to Purchase is being amended and supplemented to provide disclosure regarding, among other things, an agreement with a stockholder of Lyon Homes, pursuant to which such stockholder has agreed to tender its shares in the amended offer (see “Special Factors—Section 6. Transactions and Arrangements Concerning the Shares” of this supplement), the intent of Wade H. Cable, President and Chief Operating Officer of Lyon Homes, to tender the shares owned or controlled by him in the amended offer if the majority of the minority condition is or appears likely to be satisfied (see “The Amended Offer—Section 12. Conditions to the Amended Offer” of this supplement), and the extension of the expiration date to May 12, 2006 (see “The Amended Offer—Section 1. Terms of the Amended Offer; Expiration Date” of this supplement).

Does the special committee of the Lyon Homes board of directors recommend that I tender my shares in connection with the amended offer?

Yes. Based on a determination by the special committee of independent directors of Lyon Homes that the amended offer price of $109.00 per Share is fair to holders of the Shares (other than the Trusts), the special committee recommends that you accept the amended offer and tender your shares in connection with the amended offer. See “Special Factors—Section 2. Position of Lyon Homes Regarding Fairness of the Amended Offer” of this supplement.

If I already tendered my shares in the original offer or the first amended offer and have not withdrawn them, do I have to do anything now?

No. Lyon Homes stockholders do not have to take any action regarding any shares that previously have been validly tendered and not withdrawn. If the amended offer is completed, these shares will be accepted for payment and such stockholder will receive the amended offer price of $109.00 per share.

Has the expiration date of the offer been changed?

Yes. The expiration date of the amended offer is 12:00 midnight, New York City time, on Friday, May 12, 2006, unless the amended offer is further extended. See “The Amended Offer—Section 1. Terms of the Amended Offer; Expiration Date” of this supplement.

Do you have the financial resources to pay for the shares?

The Offeror needs approximately $312.5 million to purchase all of the shares of Lyon Homes common stock (including shares that may be acquired pursuant to the exercise of currently outstanding in-the-money options to purchase shares) not otherwise owned by the Offeror or the Trusts in the offer and the merger, to pay the related fees and expenses, to fund an interest reserve requirement imposed by his lenders and to pay amounts necessary to settle two variable prepaid forward contracts that were previously entered into by the Offeror and The William Harwell Lyon 1987 Trust (referred to as the “1987 Trust”). See “The Offer—Section 10. Transactions and Arrangements Concerning the Shares” in the Offer to Purchase. The Offeror plans to use the proceeds of a financing commitment from Lehman Commercial Paper Inc. and Lehman Brothers Inc. (together, “Lehman”) to consummate the offer and the merger and pay such fees and expenses.

On April 30, 2006, the Offeror and Lehman entered into a third amended commitment letter pursuant to which the Offeror has obtained a financing commitment from Lehman to provide the Offeror with up to $312.5 million in debt financing in connection with the offer and the merger in the form of a term loan (the “Term Loan”), under which the Offeror may make multiple borrowings. The Offeror believes that the proceeds of the Lehman financing will be sufficient to fund the acquisition of all shares tendered in the offer, the payment for any remaining shares in the merger, the payment of related fees and expenses, the funding of the interest reserve requirement and the payment of amounts due upon settlement of the variable prepaid forward contracts.

Pursuant to the third amended commitment letter, the parties agreed to extend to May 19, 2006 the deadline for the negotiation, execution and delivery of definitive documentation with respect to the Term Loan satisfactory to Lehman and its counsel. The other conditions to the proposed financing are set forth in “The Amended Offer—Section 9. Source and Amount of Funds” in the First Supplement.

See “The Amended Offer—Section 9. Source and Amount of Funds” in this supplement.

How many share have been tendered to date?

Based on preliminary information, the depositary for the amended offer has advised the Offeror that 969,501 shares were tendered and not withdrawn as of midnight on Friday, April 28, 2006 (although withdrawal rights continue to apply to such shares). The Offeror subsequently has received a binding commitment from a stockholder to tender at the increased offer price an additional 308,900 shares which, together with the shares previously tendered, would be sufficient to satisfy the majority of the minority condition. See “Special Factors—Section 6. Transactions and Arrangement Concerning the Shares.” In addition, Wade H. Cable, President and Chief Operating Officer of Lyon Homes, has informed the Offeror and the special committee of the Lyon Homes board of directors of his intention to tender all shares owned or controlled by him if the majority of the minority condition is or appears likely to be satisfied. The shares previously tendered, together with the shares committed to be tendered, the shares owned or controlled by Mr. Cable and the shares already owned by the Offeror and the Trusts, represent approximately 89.3% Lyon Homes’ outstanding shares on a fully-diluted basis.

If I decide not to tender, how will the amended offer affect my shares?

If the merger takes place, stockholders not tendering in the amended offer will be entitled to receive the same amount of cash per share of Lyon Homes common stock that they would have received had they tendered their shares in the amended offer. Therefore, if the merger takes place, unless you properly exercise your appraisal rights under Delaware law, you will receive $109.00 per share of Lyon Homes common stock in the merger. If for any reason the amended offer is consummated but the merger does not take place, the number of holders of shares, and the number of shares that are still publicly owned, may be so small that the outstanding shares will no longer be listed on the NYSE (or on any other active public trading market). See “The Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” in the Offer to Purchase.

What is the market value of my shares as of a recent date?

On April 28, 2006, the last trading day before the Offeror announced the amended offer, the closing price per share of Lyon Homes common stock reported on the NYSE was $100.05. On March 16, 2006, the last full trading day prior to the commencement of the original offer, the closing price per share of Lyon Homes common stock reported on the NYSE was $75.70. We advise you to obtain a recent quotation for the shares of Lyon Homes common stock in deciding whether to tender your shares. See “The Amended Offer—Section 6. Price Range of the Shares; Dividends” of the First Supplement.

Whom can I contact if I have questions about the amended offer?

You can contact the information agent for the offer, Georgeson Shareholder Communications Inc., at its address and telephone number set forth on the back cover of this supplement. You can also contact the dealer manager for the offer, Lehman Brothers Inc., at its address and telephone number set forth on the back cover of this supplement.

INTRODUCTION

The following information amends and supplements the Offer to Purchase dated March 17, 2006 of William Lyon (the “Offeror”), Chairman of the Board and Chief Executive Officer of William Lyon Homes (“Lyon Homes”), as amended by the amendments to Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offeror and by the supplement (the “First Supplement”) to the Offer to Purchase dated April 10, 2006 (as so amended, the “Offer to Purchase”), pursuant to which the Offeror is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Common Stock” or the “Shares”), of Lyon Homes not otherwise owned by the Offeror immediately prior to the commencement of the tender offer at an increased offer price of $109.00 per Share, net to the seller in cash, without interest (the “Amended Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, the related original (blue) Letter of Transmittal, the First Supplement, the related (purple) letter of transmittal, this supplement to the Offer to Purchase (this “Supplement”) and the revised (pink) Letter of transmittal (which together, as they may be amended from time to time, constitute the “Amended Offer”).

The Amended Offer provides that if, at any time during the 90 calendar days following acceptance of the Shares for payment in the Amended Offer, the Offeror acquires Shares at a price per share that is greater than the price per share paid in the Amended Offer, then the Offeror will pay to each holder of Shares who validly tendered in the Amended Offer as of the expiration date of the Amended Offer an amount equal to the difference between the amount paid to such tendering stockholder in the Amended Offer and the amount such tendering stockholder would have received had it sold Shares to the Offeror at such higher per Share price. The right to receive any such additional consideration will not be certificated and is not transferable other than by operation of law with the transfer of Shares that are subsequently validly tendered.

The special committee of independent directors of Lyon Homes has determined that the Amended Offer is fair to holders of the Shares (other than the Trusts (as defined below)) and recommends that Lyon Homes’ stockholders accept the Amended Offer and tender their shares pursuant to the Amended Offer.

You will not be obligated to pay brokerage fees or commissions, unless your Shares are held through a broker or other nominee who tenders your Shares on your behalf, or, except as set forth in the revised (pink) Letter of Transmittal, transfer taxes on the purchase of Shares by the Offeror pursuant to the Amended Offer. The Offeror will pay all charges and expenses incurred in connection with the Amended Offer by Georgeson Shareholder Communications Inc., which is acting as the information agent for the Offer (the “Information Agent”), Lehman Brothers Inc., which is acting as the dealer manager for the Offer (the “Dealer Manager”), and Computershare Trust Company of New York, which is acting as the depositary for the Offer (the “Depositary”).

The Amended Offer is subject to all the conditions described in “The Amended Offer—Section 12. Conditions to the Amended Offer” of this Supplement, including:

•	the non-waivable condition that a majority of the outstanding Shares not owned by the Offeror, The William Harwell Lyon 1987 Trust (the “1987 Trust”), The William Harwell Lyon Separate Property Trust (the “Separate Property Trust, and together with the 1987 Trust, the “Trusts”) or the officers and directors of Lyon Homes prior to commencement of the Original Offer (as defined below), including Shares issued upon the exercise of vested options prior to the expiration of the Amended Offer, are tendered in the Amended Offer and not withdrawn (the “Majority of the Minority Condition”); and

•	the condition that the Offeror has received the proceeds under his financing commitment from Lehman (the “Financing Condition”).

The Offeror currently owns 4,115,437 Shares, which represents approximately 47.6% of the outstanding Shares as of February 28, 2006, and the Offeror controls the voting of 4,363,145 Shares, which represents approximately 50.4% of the outstanding Shares as of February 28, 2006. Holders of shares of Common Stock are entitled to one vote per share. The Offeror and the Trusts together own 6,196,133 Shares, which represents approximately 71.6% of the outstanding Shares as of February 28, 2006. Based on the foregoing and the 8,652,067 shares of Common Stock outstanding as of February 28, 2006, and assuming the exercise of all outstanding options prior to consummation of the Offer, if the Offeror acquires approximately 1,104,114 Shares in the Offer, the Majority of the Minority Condition (as defined in below) would be met. The 247,708 Shares owned by Wade H. Cable, President and Chief Operating Officer of Lyon Homes, and the Cable Family Trust and the 50,000 Shares issuable upon exercise of the 50,000 vested stock options held by Mr. Cable, over which the Offeror has voting control but not investment control, are not considered part of the “minority” for purposes of the Majority of the Minority Condition, and thus will not count towards the number of Shares that must be validly tendered and not withdrawn for the Majority of the Minority Condition to be satisfied.

Based on preliminary information, the Depositary has advised the Offeror that 969,501 Shares were tendered and not withdrawn as of midnight on Friday, April 28, 2006 (although withdrawal rights continue to apply to such Shares). The Offeror subsequently has received a binding commitment from a stockholder to tender at the increased offer price an additional 308,900 Shares which, together with the Shares previously tendered, would be sufficient to satisfy the Majority of the Minority condition. See “Special Factors—Section 6. Transactions and Arrangement Concerning the Shares.” In addition, Mr. Cable has informed the Offeror and the Special Committee of his intention to tender all Shares owned or controlled by him if the Majority of the Minority Condition is or appears likely to be satisfied. The Shares previously tendered, together with the Shares committed to be tendered, the Shares owned or controlled by Mr. Cable and the Shares already owned by the Offeror and the Trusts, represent approximately 89.3% Lyon Homes’ outstanding Shares on a fully-diluted basis.

The Offeror reserves the right, subject to the applicable rules and regulations of the SEC, to amend or waive any one or more of the terms and conditions of the Amended Offer (except the Majority of the Minority Condition) or to terminate the Amended Offer at any time.

Except as otherwise expressly set forth in this Supplement and in the revised (pink) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase, the related original (blue) Letter of Transmittal, the First Supplement and the related (purple) Letter of Transmittal remain applicable in all respects to the Amended Offer. This Supplement should be read carefully in conjunction with the Offer to Purchase, the First Supplement and the revised (pink) Letter of Transmittal. Capitalized terms used herein and not otherwise expressly defined shall have the meanings set forth in the Offer to Purchase or the First Supplement. As used herein, the term “Original Offer” shall mean the Offeror’s original offer to purchase Shares at $93.00 per Share pursuant to the Offer to Purchase and the related original (blue) Letter of Transmittal.

Procedures for tendering Shares are set forth in “The Offer—Section 3. Procedures for Tendering Shares” of the Offer to Purchase and “The Amended Offer—Section 3. Procedures for Tendering Shares” of this Supplement. Tendering stockholders may continue to use the original (blue) or first revised (purple) Letter of Transmittal and the original (green) or first revised (orange) Notice of Guaranteed Delivery previously circulated with the Offer to Purchase and the First Supplement, or they may use the revised (pink) Letter of Transmittal and the revised (cream) Notice of Guaranteed Delivery circulated with this Supplement. Although the original (blue) and first revised (purple) Letters of Transmittal and the original (green) and first revised (orange) Notices of Guaranteed Delivery previously circulated with the Offer to Purchase and the First Supplement refer only to the Offer to Purchase or the First Supplement, stockholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the Amended Offer and will receive the Amended Offer Price described in this Supplement, if Shares are accepted for payment and paid for by the Offeror pursuant to the Amended Offer.

Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Amended Offer. Stockholders are not required to take any further action with respect to such Shares in order to receive the Amended Offer Price, if Shares are accepted for payment and paid for by the Offeror pursuant to the Amended Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized. See “The Offer—Section 4. Withdrawal Rights” of the Offer to Purchase for the procedures for withdrawing Shares tendered pursuant to the Amended Offer.

The purpose of the Amended Offer is to enable the Offeror to acquire as many outstanding Shares as possible as a first step in acquiring the entire equity interest in Lyon Homes.

If sufficient Shares are tendered in the Amended Offer such that the tendered Shares, together with the Shares already owned by the Offeror and the Trusts, represent 90% of the outstanding Shares, then following consummation of the Amended Offer, the Offeror and the Trusts will simultaneously contribute the Shares owned by them to a new Delaware corporation to be formed after consummation of the Offer, which will be merged with Lyon Homes pursuant to the short form merger provisions under Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”). Any merger of such newly formed corporation with Lyon Homes is referred to as the “Merger.” If the Offeror, together with the Trusts, does not own 90% of the outstanding Shares following consummation of the Amended Offer, the Offeror may seek to acquire the remainder of the Shares through a long-form Merger (See “Special Factors—Section 4. Purpose of the Amended Offer and the Merger; Reasons for the Amended Offer and the Merger; Alternatives to the Amended Offer and the Merger”). Upon consummation of the Merger, Lyon Homes will continue as the surviving entity under the DGCL (the “Surviving Corporation”) and will be a privately held company, owned only by the Offeror and the Trusts. At the time the Merger becomes effective, each then outstanding Share, other than (i) Shares held by the newly formed corporation, which Shares, by virtue of the Merger, will be cancelled and will cease to exist with no payment being made with respect thereto, and (ii) Shares held by holders who properly exercise their appraisal rights in accordance with the DGCL, will, by virtue of the Merger and without any action on the part of the holders of such Shares, be cancelled and converted into the right to receive in cash an amount per Share equal to the Amended Offer Price, without interest, less any required withholding tax upon the surrender of the certificate(s) representing such Shares.

This Supplement, the Offer to Purchase, the First Supplement and the documents incorporated by reference herein and therein contain forward-looking statements, including statements that contain the words “believes,” “anticipates,” “expects,” “plans,” “intends,” “estimates,” “may,” “will,” “could,” “should” and other similar words and phrases, statements regarding the intent, belief or current expectations of the Offeror, and the information under the captions “Special Factors—Section 12. Lyon Homes Financial Projections” and “The Offer—Section 7. Certain Information Concerning Lyon Homes” of the Offer to Purchase and “Special Factors—Section 3. Position of the Offeror, William H. Lyon and the Trusts Regarding Fairness of the Amended Offer” of the First Supplement and this Supplement. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors.

The Offeror undertakes no obligation to update the forward-looking statements contained in the Offer to Purchase, the First Supplement, this Supplement, the original (blue), first revised (purple) or revised (pink) Letter of Transmittal or in any document incorporated by reference herein or therein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Except as otherwise set forth herein, the information concerning Lyon Homes contained in this Supplement, the Offer to Purchase and the First Supplement and incorporated herein and therein by reference has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. The Offeror assumes no responsibility for the accuracy or completeness of the information concerning Lyon Homes contained in such documents and records or for any failure by Lyon Homes to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Offeror.

The Offer will expire at 12:00 Midnight, New York Time, on Friday night, May 12, 2006, unless the Offer is extended as described herein and in the Offer to Purchase.

Stockholders are urged to read this Supplement, the Offer to Purchase, the First Supplement and the revised (pink) Letter of Transmittal carefully before deciding whether to tender their Shares.

SPECIAL FACTORS

1. Background of the Amended Offer; Contacts with Lyon Homes

The discussion set forth in “Special Factors—Section 1. Background of the Amended Offer; Contacts with Lyon Homes” of the First Supplement is hereby amended and supplemented by adding the following:

“On April 10, 2006, the Offeror issued a press release announcing that he was increasing the Original Offer price from $93.00 to $100.00 (the “First Amended Offer Price”). In addition, the Offeror filed an amendment to the Schedule TO with the SEC, which included as an exhibit the First Supplement to the Offer to Purchase, which was distributed to stockholders of Lyon Homes together with a revised (purple) Letter of Transmittal (the “First Amended Offer”).

During the period from April 10, 2006 until April 24, 2006, Lehman Brothers and the Information Agent were contacted by various parties claiming to hold Shares, and indicating that they would not tender at the First Amended Offer Price.

On April 24, 2006, the Offeror issued a press release announcing that he was extending the offer until April 28, 2006, and waiving the condition that there shall have been validly tendered and not withdrawn sufficient Shares such that the tendered Shares, together with the Shares already owned by the Offeror and the Trusts, would represent at least 90% of the Shares outstanding upon expiration of the Amended Offer.

During the period from April 24, 2006 through April 28, 2006, Lehman Brothers held various discussions with Chesapeake Partners Limited Partnership and one other stockholder concerning the terms and conditions under which such stockholders would be willing to tender their Shares.

On April 28, 2006, a representative of O’Melveny & Myers LLP, counsel to the Offeror (“O’Melveny”) notified representatives of Gibson, counsel for the Special Committee, that the Offeror was in discussions with two stockholders of Lyon Homes, one of whom was Chesapeake Partners Limited Partnership regarding the terms and conditions under which such stockholders would tender their Shares and communicated that Chesapeake Partners Limited Partnership and the Offeror were negotiating an increase in the First Amended Offer Price of up to $109 per Share.

On April 28, 2006, Mr. Cable informed the Offeror that he intends to exercise his 50,000 options to acquire Lyon Homes Shares, and tender those Shares and the 247,708 Shares already owned by The Cable Family Trust in the Amended Offer if the Majority of the Minority Condition is or appears likely to be satisfied.

On April 30, 2006, the Offeror entered into a stockholder agreement with Chesapeake Partners Limited Partnership and Chesapeake Partners International Ltd., each stockholders of Lyon Homes, pursuant to which they agreed to tender 308,900 Shares beneficially owned by them, along with any Shares that they may subsequently acquire, into the Amended Offer at the Amended Offer Price of $109.00 per Share. See “Special Factors—Section 6. Transactions and Arrangement Concerning the Shares.” Also on April 30, a representative of O’Melveny notified representatives of Gibson that the Offeror had executed such agreement.

On May 1, 2006, the Offeror issued a press release announcing that he was increasing the First Amended Offer Price to $109.00 per Share, and extending the offer until May 12, 2006.”

2. Position of Lyon Homes Regarding Fairness of the Amended Offer

The discussion set forth in the second paragraph in “Special Factors—Section 2. Position of Lyon Homes Regarding Fairness of the Amended Offer “ of the First Supplement is hereby amended and restated as follows:

“The rules of the SEC require Lyon Homes to express its belief as to the fairness of the Amended Offer to stockholders of Lyon Homes who are not affiliated with Lyon Homes, the Offeror or William H. Lyon. The Special Committee has determined that the Amended Offer is fair to the unaffiliated stockholders of Lyon Homes and recommends that stockholders of Lyon Homes tender their Shares in connection with the Amended Offer. The Special Committee’s determination and recommendation are set forth in the Solicitation/Recommendation Statement filed on Schedule 14D-9 on March 30, 2006, as amended (the “Schedule 14D-9”).”

3. Position of the Offeror, William H. Lyon and the Trusts Regarding the Fairness of the Amended Offer and the Merger

The discussion set forth in “Special Factors—Section 3. Position of the Offeror and William H. Lyon Regarding Fairness of the Amended Offer and the Merger” of the First Supplement is hereby amended and supplemented as follows:

“The Offeror and William H. Lyon. Each of the Offeror and William H. Lyon continues to believe, and has separately determined, that the Amended Offer and the Merger are both substantively and procedurally fair to the unaffiliated Lyon Homes stockholders for the reasons set forth in the First Supplement under the heading “Special Factors—Section 3. Position of the Offeror, William H. Lyon and the Trusts Regarding the Fairness of the Amended Offer and the Merger.” In light of the Offeror’s current intention to acquire all Shares of Lyon Homes not owned by him or the Trusts as soon as practicable, each of the Offeror and William H. Lyon continues to hold their belief as to the fairness of the Offer and the Merger even if the Amended Offer is consummated without sufficient Shares being tendered in the Offer such that the Shares owned by the Offeror, together with the Shares owned by the Trusts, constitute at least 90% of the outstanding Shares.

The Trusts. The Trusts did not participate in any deliberations with respect to, or in the Offeror’s decision to commence, the Original Offer, the First Amended Offer or this Amended Offer, other than entering into a letter agreement not to tender the Shares owned by the Trusts. Nonetheless, for the same reasons relied upon by the Offeror and William H. Lyon in expressing their opinion on fairness, as described above, which reasons the Trusts expressly adopt, the Trusts also believe that the Amended Offer and the Merger are fair to unaffiliated Lyon Homes stockholders.”

The first bullet point on page 11 of the First Supplement is hereby amended and restated as follows:

“•	The $109.00 per Share cash consideration payable in the Amended Offer represents a 44% premium to the closing price on March 16, 2006, the last trading day prior to commencement of the Original Offer, a 46.8% premium to the average closing price for the one week prior to commencement of the Original Offer and a 36.6% premium to the average closing price for the four weeks prior to commencement of the Original Offer.”

The following new bullet point is added after the fifth bullet point on page 11 of the First Supplement:

“•	The Amended Offer offers some price protection to holders of Shares by providing that if, at any time during the 90 calendar days following acceptance of the Shares for payment in the Amended Offer, the Offeror acquires Shares at a price per share that is greater than the price per share paid in the Amended Offer, then the Offeror will pay to each holder of Shares who validly tendered in the Amended Offer as of the expiration date of the Amended Offer an amount equal to the difference between the amount paid to such tendering stockholder in the Amended Offer and the amount such tendering stockholder would have received had it sold Shares to the Offeror at such higher per share price.”

4. Purpose and Structure of the Amended Offer and the Merger; Reasons for the Amended Offer and the Merger; Alternatives to the Amended Offer and the Merger.

The discussion set forth in “Special Factors—Section 4. Purpose and Structure of the Amended Offer and the Merger; Reasons for the Amended Offer and the Merger; Alternatives to the Amended Offer and the Merger” of the First Supplement is hereby amended and supplemented as follows:

“Because the Offeror is no longer conditioning the Amended Offer on the Offeror, together with the Trusts, owning 90% of the Shares upon consummation of the Amended Offer, it is possible that the Offeror will not be able to effect a short-form merger immediately following consummation of the Amended Offer. The Offeror remains interested, however, in acquiring all Shares of William Lyon Homes not owned by him or the Trusts as soon as practicable. If the Offeror, together with the Trusts, does not own at least 90% of the outstanding Shares following consummation of the Amended Offer, the Offeror may seek to accomplish the acquisition of the remaining Shares through a long-form merger. However, if the Offeror seeks to effect a long-form merger with Lyon Homes, this process could take some time, and the Offeror could face obstacles in his efforts to do so. For example, there can be no assurance that the board of Lyon Homes or the Special Committee will approve a long-form merger at the Amended Offer Price or at any other price.”

It was previously disclosed in an amendment to the Schedule TO filed by the Offeror with the SEC that the settlement entered into by the parties to the stockholder litigation in Delaware is conditioned on both the completion of the Amended Offer and the consummation of the Merger, and unless the parties otherwise agree, the settlement may become null and void if the Merger is not consummated. However, the settlement is conditioned only on the consummation of the Amended Offer, and any amendments thereto, and is not conditioned on the consummation of the Merger.

5. Appraisal Rights

Under Delaware law, holders of Shares do not have appraisal rights in connection with the Amended Offer. However, if the Merger is consummated following completion of the Amended Offer, each holder of Shares who:

•	does not tender his or her Shares in the Amended Offer and holds Shares at the closing of the Merger;

•	does not wish to accept the consideration to be paid in the Merger (the “Merger Consideration”); and

•	complies with the procedures provided for in Section 262 of the DGCL (“Section 262”),

will be entitled to have his or her Shares appraised by the Delaware Court of Chancery and to receive a payment in cash of the “fair value” of those Shares as determined by the Court. Since holders of Shares do not have appraisal rights in connection with the Amended Offer, no demand for appraisal under Section 262 should be made at this time.

Further detailed information concerning appraisal rights in connection with the Merger is set forth in “Special Factors—Section 7. Appraisal Rights” of the Offer to Purchase and Schedule A to the Offer to Purchase.

6. Transactions and Arrangements Concerning the Shares

The discussion set forth in “Special Factors—Section 10. Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is hereby amended and supplemented as follows:

Stockholder Agreement. On April 30, 2006, the Offeror, Chesapeake Partners Limited Partnership and Chesapeake Partners International Ltd. (together, “Chesapeake”) entered into a Stockholder Agreement (the “Stockholder Agreement”) pursuant to which Chesapeake agreed, until the earliest of May 12, 2006, the termination of the Amended Offer by the Offeror or the business day following announcement of a bona fide competing offer at a higher price, not to transfer any of the Shares beneficially owned by it (the “Chesapeake

Shares”) and to tender (and not withdraw), or instruct its broker or other holder of record to tender, the Chesapeake Shares in the Amended Offer within five business dated after the filing by the Offeror of the Schedule TO announcing the Amended Offer Price of $109.00 per Share. The Stockholder Agreement also provides that in the event that, at any time during the 90 calendar days following the acceptance of the Shares for payment by the Offeror pursuant to the Amended Offer, the Offer acquires any Shares at a per Share price higher than the price paid in the Amended Offer, the Offeror shall pay to Chesapeake an amount equal to the difference between (x) the amount received by Chesapeake pursuant to the Amended Offer and (y) the amount Chesapeake would have received had it sold its shares to the Offeror at such higher per Share price. In the Stockholder Agreement, Chesapeake also agreed that prior to the termination of the Stockholder Agreement, neither Chesapeake nor any of its representatives will in any manner, directly or indirectly, initiate, finance, solicit, encourage, or otherwise be involved or participate in or be a part of, any proposal by any person other than the Offeror for the purchase of all or any part of the outstanding Shares or assets of Lyon Homes.

This summary of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholder Agreement, which is filed as an exhibit to the Schedule TO and which is incorporated herein by reference.”

7. Interests of Certain Persons in the Amended Offer

The discussion set forth in “Special Factors—Section 13. Interests of Certain Persons in the Amended Offer” of the First Supplement is hereby amended and restated as follows:

Stock Options. Wade H. Cable, President of Lyon Homes, holds 50,000 vested stock options, which may be exercised in accordance with their terms, and the Shares acquired thereby may be tendered in the Amended Offer. Mr. Cable has indicated that he intends to exercise his options and tender the Shares controlled by him (including the Shares obtained on exercise of the options) in the Amended Offer if the Majority of the Minority Condition is or appears likely to be satisfied. If for some reason Mr. Cable does not exercise his options prior to consummation of the Amended Offer, as part of the Merger, Mr. Cable would be offered the opportunity to cancel his vested options and, in exchange, receive a cash payment with respect to each Share subject to such options equal in amount to the excess, if any, of the consideration offered to Lyon Homes stockholders in the Merger ($109.00 net per Share) over the per Share exercise price under his options.

THE AMENDED OFFER

1. Terms of the Amended Offer; Expiration Date

The discussion set forth in “The Offer—Section 1. Terms of the Offer; Expiration Date” of the Offer to Purchase is hereby amended and supplemented as follows:

“The Offeror has amended the First Amended Offer to purchase the Shares. The price per Share to be paid pursuant to the First Amended Offer has been increased from $100.00 per Share to $109.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the Amended Offer. All stockholders whose Shares are validly tendered (and not withdrawn) and accepted for payment (including Shares tendered and not withdrawn prior to the date of this Supplement) will receive the Amended Offer Price. In addition, if, at any time during the 90 calendar days following acceptance of the Shares for payment in the Amended Offer, the Offeror acquires Shares at a price per share that is greater than the price per share paid in the Amended Offer, then the Offeror will pay to each holder of Shares who validly tendered in the Amended Offer as of the expiration date of the Amended Offer an amount equal to the difference between the amount paid to such tendering stockholder in the Amended Offer and the amount such tendering stockholder would have received had it sold Shares to the Offeror at such higher per Share price. The foregoing obligation by the Offeror to pay to tendering stockholders the difference between the price paid in the Amended Offer and any higher consideration paid by the Offeror within 90 calendar days of the acceptance for payment of the Shares in the Amended Offer will not be certificated and is not transferable by any stockholder, except that it will transfer by operation of law with Shares that are transferred (and are subsequently validly tendered in the Offer).

Upon the terms and subject to the conditions set forth in “The Amended Offer—Section 12. Conditions to the Amended Offer” of this Supplement and, if the Amended Offer is extended or amended, the terms and conditions of such extension or amendment, the Offeror will accept for payment, and pay for, Shares validly tendered on or prior to the Expiration Date and not withdrawn as permitted by “The Offer—Section 4. Withdrawal Rights” of the Offer to Purchase. The term “Expiration Date” means 12:00 midnight, New York City time, on Friday, May 12, 2006, unless and until the Offeror has extended the period of time during which the Amended Offer is open, in which event the term “Expiration Date” will mean the latest time and date at which the Amended Offer, as so extended by the Offeror, expires.

The Offeror will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Amended Offer if all the conditions to the Amended Offer have been satisfied or, if waivable, waived prior to the expiration of the Amended Offer.

Lyon Homes has provided the Offeror with its stockholder list and security position listings for the purpose of disseminating this Amended Offer to holders of Shares. This Supplement and the revised (pink) Letter of Transmittal is being mailed to record holders of Shares whose names appear on Lyon Homes’ stockholder list and is being furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.”

2. Acceptance for Payment and Payment for Shares.

The Offeror will accept for payment, and will pay for, the Shares in the Amended Offer as set forth in “The Offer—Section 2. Acceptance for Payment and Payment for Shares” of the Offer to Purchase, as such section was amended by the First Supplement.

3. Procedures for Tendering Shares.

The discussion set forth in “The Offer—Section 3. Procedures for Tendering Shares” of the Offer to Purchase is hereby amended and supplemented as follows:

“Stockholders tendering Shares may use the original (blue) or first revised (purple) Letter of Transmittal that were distributed with the Offer to Purchase and the First Supplement or the revised (pink) Letter of Transmittal distributed with this Supplement. Although the original (blue) and first revised (purple) Letters of Transmittal and the original (green) and first revised (orange) Notices of Guaranteed Delivery previously circulated with the Offer to Purchase and the First Supplement refer only to the Offer to Purchase or the First Supplement, stockholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the Amended Offer and will receive the Amended Offer Price per Share described in this Supplement, if Shares are accepted for payment and paid for by the Offeror pursuant to the Amended Offer. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the Amended Offer. Stockholders are not required to take any further action with respect to such Shares in order to receive the Amended Offer Price, if Shares are accepted for payment and paid for by the Offeror pursuant to the Amended Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.”

4. Withdrawal Rights.

The withdrawal rights pursuant to the Amended Offer are set forth in “The Offer—Section 4. Withdrawal Rights” of the Offer to Purchase.

5. Material U.S. Federal Income Tax Considerations.

Certain U.S. federal income tax consequences of the Amended Offer are summarized in “The Offer—Section 5. Material U.S. Federal Income Tax Consequences” of the Offer to Purchase.

6. Price Range of Shares; Dividends.

The discussion set forth in “The Offer—Section 6. Price Range of the Shares; Dividends” of the First Supplement is hereby amended and supplemented as follows:

“On April 28, 2006, the last full trading day prior to the public announcement of the Amended Offer, the closing price per Share as reported on the NYSE was $100.05.”

7. Certain Information Concerning Lyon Homes.

Certain information concerning Lyon Homes is set forth in “The Offer—Section 7. Certain Information Concerning Lyon Homes” of the Offer to Purchase.

8. Certain Information Concerning the Offeror, William H. Lyon and the Trusts.

The discussion set forth in fifth through the final paragraphs of “The Amended Offer—Section 8. Certain Information Concerning the Offeror and William H. Lyon” of the First Supplement is hereby amended and restated as follows:

“Except as set forth in the Offer to Purchase, the First Supplement and this Supplement, none of the 13e-3 Affiliates nor any of their associates or majority-owned subsidiaries beneficially owns any equity security of Lyon Homes.

Except as set forth in the Offer to Purchase, the First Supplement and this Supplement, none of the 13e-3 Affiliates has any agreement, arrangement, understanding or relationship with any other person with respect to any securities of Lyon Homes, including, without limitation, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of any securities of Lyon Homes, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

Except as set forth in the Offer to Purchase, the First Supplement and this Supplement, none of the 13e-3 Affiliates has any security of Lyon Homes that is pledged or otherwise subject to a contingency that would give another person the power to direct the voting or disposition of such security.

Except as set forth in the Offer to Purchase, the First Supplement and this Supplement, there have been no transactions during the past two years between any of the 13e-3 Affiliates and Lyon Homes or any of Lyon Homes’ affiliates that are not natural persons where the aggregate value of the transactions was more than 1% of Lyon Homes’ consolidated revenues for the year ended 2004 for transactions in 2004, for the year ended 2005 for transactions in 2005 and for the past portion of 2006 for transactions in 2006.

Except as set forth in the Offer to Purchase, the First Supplement and this Supplement, there have been no transactions during the past two years between any of the 13e-3 Affiliates and any executive officer, director or affiliate of Lyon Homes that is a natural person where the aggregate value of the transaction or series of similar transactions with that person exceeded $60,000.

None of the 13e-3 Affiliates has made any arrangements in connection with the Amended Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense. For discussion of dissenters’ rights, see “Special Factors—Section 6. Appraisal Rights” of this Supplement.

Except as set forth in the Offer to Purchase, the First Supplement and this Supplement, there have been no negotiations, transactions or material contacts during the past two years between any of the 13e-3 Affiliates, on the one hand, and Lyon Homes or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of any class of Lyon Homes’ securities, an election of Lyon Homes’ directors, or a sale or other transfer of a material amount of assets of Lyon Homes, nor, to the best knowledge of the 13e-3 Affiliates, have there been any negotiations or material contacts between (i) any affiliates of Lyon Homes or (ii) Lyon Homes or any of its affiliates and any person not affiliated with Lyon Homes who would have a direct interest in such matters.

Except as set forth in the Offer to Purchase, the First Supplement and this Supplement, none of the 13e-3 Affiliates has since the date hereof had any transaction with Lyon Homes or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Amended Offer.

The Offeror does not intend to tender his Shares in the Amended Offer, and the Trusts have agreed with the Offeror not to tender any Shares owned by the Trusts or otherwise transfer or dispose of such Shares during such time as the Amended Offer is pending. Wade H. Cable, the only executive of Lyon Homes who beneficially owns Shares (other than the Offeror), has indicated to the Offeror that he intends to tender the Shares owned by him and the Cable Family Trust in the Amended Offer if the Majority of the Minority Condition is or appears likely to be satisfied. The other directors and officers of Lyon Homes (other than the Offeror) hold no Shares.

As of the date hereof, the 13e-3 Affiliates have no knowledge of any executive officer, director and/or affiliate of Lyon Homes, other than the 13e-3 Affiliates and the Special Committee, making a recommendation either in support of or opposed to the Amended Offer or the Merger.

Except as otherwise described in the Offer to Purchase, the First Supplement and this Supplement, there have not been any transaction in the Shares by any of the 13e-3 Affiliates during the past sixty days.”

9. Source and Amount of Funds.

The discussion set forth in the first two paragraphs of “The Amended Offer—Section 9. Source and Amount of Funds” of the First Supplement is hereby amended and restated as follows:

“The Offeror will need approximately $312.5 million to purchase in the Amended Offer and the Merger the Shares not already owned by the Offeror and the Trusts (including Shares that may be acquired pursuant to the exercise of vested in-the-money options currently outstanding to purchase Shares), to pay related fees and expenses, to fund an interest reserve requirement imposed by the lenders and to pay all amounts owing by the Offeror and the 1987 Trust to Lehman Derivatives upon settlement of the Forward Contracts.

Lehman has agreed pursuant to an amended commitment letter (the “Third Amended Commitment Letter”) to provide the Offeror with up to $312.5 million in debt financing in connection with the Amended Offer and the Merger in the form of a five-year term loan credit facility (the “Term Loan”), which the Offeror may borrow in multiple borrowings. The funds will be used by the Offeror to acquire the Shares in the Amended Offer and subsequent to the consummation of the Amended Offer, to make a capital contribution to a new Delaware corporation to pay for the Shares to be cashed out pursuant to the Merger (if the Merger is effected). The Offeror believes that the proceeds of the Lehman financing will be sufficient to fund the acquisition of all Shares tendered in the Amended Offer, the payment for any remaining shares pursuant to the Merger, the payment of related fees and expenses, the funding of an interest reserve requirement imposed by the lenders and the payment of amounts due on behalf of the Offeror and the 1987 Trust upon settlement of the Forward Contracts.

The applicable margin payable by the Offeror under the Term Loan will increase if the Offeror fails to make certain mandatory prepayments or fails to obtain certain consents in connection with the Term Loan.”

The fifth bullet point on page 25 of the First Supplement is hereby amended and restated as follows:

“•	The negotiation, execution and delivery on or before May 19, 2006 of definitive documentation with respect to the Term Loan satisfactory to Lehman and its counsel;”

The discussion set forth in the final three paragraphs of “The Amended Offer—Section 9. Source and Amount of Funds” of the First Supplement is hereby amended and restated as follows:

“This summary of the Term Loan does not purport to be complete and is qualified in its entirety by reference to the Third Amended Commitment Letter, which is filed as an exhibit to the Schedule TO and which is incorporated herein by reference, and any further documents or instruments that the Offeror may enter into in connection with the Term Loan.

Currently, the Offeror expects to repay the Term Loan out of the cash flow generated by the Properties and dividends or other distributions made by Lyon Homes in the future.”

10. Certain Effects of the Amended Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations.

Information concerning the effects of the Amended Offer on the market for the Shares, the NYSE listing of the Shares, the Exchange Act registration of the Shares and margin regulations is set forth in “The Amended Offer—Section 10. Certain Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” of the First Supplement.

11. Fees and Expenses.

The table set forth in “The Offer—Section 11. Fees and Expenses” of the Offer to Purchase is hereby amended and restated as follows:

Filing Fees	$53,500
Dealer Manager	$150,000
Depositary	$20,000
Information Agent	$15,000
Payment Agent	$7,5000
Legal, Printing and Miscellaneous	$8,800,000

Total	$9,046,000

12. Conditions to the Offer

The discussion set forth in “The Amended Offer—Section 12. Conditions to the Amended Offer” of the First Supplement is hereby amended and restated as follows:

Notwithstanding any other provision of the Amended Offer, and in addition to (and not in limitation of) the Offeror’s rights to extend and amend the Amended Offer at any time in his sole discretion, the Offeror shall not be required to accept for payment, purchase or pay for, subject to any applicable rule and regulation of the SEC, including Rule 14e-1(c) under the Exchange Act, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Amended Offer), and may terminate the Amended Offer as to any Shares not then paid for, if prior to the expiration of the Amended Offer, any of the following events shall have occurred:

•	a majority of the outstanding Shares owned by stockholders other than the Offeror, the Trusts and the officers and directors of Lyon Homes prior to commencement of the Original Offer, including Shares issued upon the exercise of vested options prior to the expiration of the Amended Offer, shall not have been validly tendered in the Amended Offer, or shall have been validly tendered but withdrawn;

•	the Offeror shall have failed to receive the loan proceeds under his financing commitment from Lehman;

•	Lyon Homes shall have issued any additional shares of any class of its equity stock, or rights to acquire such shares, to any person other than the Offeror or his affiliates from and after the date of the Offer to Purchase, other than pursuant to outstanding options or other rights or agreements that have been publicly disclosed by Lyon Homes prior to the date of the Offer to Purchase, and other than options issued to employees or directors in the ordinary course of business consistent with past practice;

•	the Offeror shall have failed to obtain all consents from third parties required in connection with the consummation of the Amended Offer and the Merger;

•	any preliminary or permanent judgment, order, decree, ruling, injunction, action, proceeding or application shall be pending or threatened before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign, which would or might restrain, prohibit or delay consummation of, or materially alter or otherwise materially affect, the Amended Offer or the Merger or materially impair the contemplated benefits of the Amended Offer or the Merger to the Offeror;

•	any statute, including without limitation any state anti-takeover statute, rule, regulation or order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed or become applicable or asserted to be applicable to the Amended Offer or the Merger, which would or might restrain, prohibit or delay consummation of, or materially alter or otherwise materially affect, the Amended Offer or the Merger or materially impair the contemplated benefits of the Amended Offer or the Merger to the Offeror;

•	there shall have occurred any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on the business, assets, property or condition (financial or otherwise) of Lyon Homes;

•	there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the outbreak or escalation of a war (whether or not declared), acts of terrorism, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or any other event which might affect the extension of credit by banks or other lending institutions, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Original Offer, a material acceleration or worsening thereof;

•	Lyon Homes and the Offeror shall have reached an agreement or understanding that the Amended Offer be terminated or amended or the Offeror (or one of his affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire Lyon Homes by merger or similar business combination, or purchase of Shares or assets of Lyon Homes; or

•	Lyon Homes shall have filed for bankruptcy or another person shall have filed a bankruptcy petition against Lyon Homes which is not dismissed within two business days.

Based upon the 8,652,067 shares of Common Stock reported by Lyon Homes to be outstanding as of February 28, 2006 and assuming the exercise of all outstanding options prior to consummation of the Amended Offer, the Majority of the Minority Condition would be satisfied if 1,104,114 Shares were validly tendered and not withdrawn in the Amended Offer. The 247,708 Shares owned by Wade H. Cable and the Cable Family Trust and the 50,000 Shares subject to options held by Mr. Cable, over which the Offeror has voting control but not investment control, are not considered part of the “minority” for purposes of the Majority of the Minority Condition, and thus will not count towards the number of Shares that must be validly tendered and not withdrawn for the Majority of the Minority Condition to be satisfied.

Based on preliminary information, Computershare Trust Company of New York, the Depositary, has advised the Offeror that 969,501 Shares were tendered and not withdrawn as of midnight on Friday, April 28, 2006 (although withdrawal rights continue to apply to such Shares). The Offeror subsequently has received a binding commitment from a stockholder to tender at the increased offer price an additional 308,900 Shares which, together with the Shares previously tendered, would be sufficient to satisfy the Majority of the Minority condition. See “Special Factors—Section 6. Transactions and Arrangement Concerning the Shares.” In addition, Mr. Cable has informed the Offeror and the Special Committee of his intention to tender all Shares owned or controlled by him if the Majority of the Minority Condition is or appears likely to be satisfied. The Shares previously tendered, together with the Shares committed to be tendered, the Shares owned or controlled by Mr. Cable and the Shares already owned by the Offeror and the Trusts, represent approximately 89.3% Lyon Homes’ outstanding Shares on a fully-diluted basis.

The foregoing conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to the failure of any such conditions, except to the extent that the failure of any such condition is a result of the action or inaction of the Offeror. Except for the Majority of the Minority Condition, the foregoing conditions may be waived by the Offeror in whole or in part at any time and from time to time prior to the expiration of the Amended Offer in the Offeror’s reasonable discretion. All conditions to the Amended Offer must be satisfied or waived prior to the expiration of the Amended Offer. The determination as to whether any condition has occurred shall be the sole and reasonable judgment of the Offeror and will be final and binding on all parties. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Notwithstanding the foregoing, the Offeror shall not purchase Shares in the Amended Offer if the Majority of the Minority Condition is not satisfied. In no event will the Offeror waive the Majority of the Minority Condition.

A public announcement will be made of a material change in, or waiver (if permitted) of, such conditions, and the Amended Offer may, in certain circumstances, be extended in connection with any such change or waiver. See “The Offer—Section 1. Terms of the Offer; Expiration Date” of the Offer to Purchase. All conditions must be satisfied or waived prior to the commencement of any Subsequent Offering Period

Should the Amended Offer be terminated pursuant to any of the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned to the tendering stockholders.”

13. Certain Legal Matters

As disclosed in an amendment to the Schedule TO previously filed by the Offeror with the SEC, the discussion set forth in “The Amended Offer—Section 13. Certain Legal Matters “ of the First Supplement is hereby amended and supplemented by adding the following:

“On April 10, 2006, the parties to the consolidated Delaware action executed a Memorandum of Understanding (the “Memorandum”) reflecting their agreement to settle the class claims asserted in the Delaware action subject to approval of the Delaware Court. As contemplated by the Memorandum, on April 18, 2006, the parties to the Delaware action submitted to the Court a stipulation for conditional certification of the class for purposes of the settlement, which the Court approved on April 23, 2006. Also, following execution of the Memorandum and pursuant to its terms, plaintiffs have undertaken certain confirmatory discovery, including the production of documents by the Special Committee and its financial advisor, Morgan Stanley, and the depositions of the Chair of the Special Committee, on April 18, 2006, and of a representative of Morgan Stanley, on April 19, 2006.

In the California action, plaintiff, on April 20, 2006, requested the Court to issue a temporary restraining order, enjoining completion of the Amended Offer pending further order of the Court. The Court, after argument, denied plaintiff’s request.”

14. Miscellaneous

The Amended Offer is being made solely by this Supplement, the Offer to Purchase, the First Supplement, the original (blue) Letter of Transmittal, the first revised (purple) Letter of Transmittal and the revised (pink) Letter of Transmittal. The Amended Offer is being made to all holders of Shares other than the Offeror. The Offeror is not aware of any jurisdiction where the making of the Amended Offer is prohibited by the laws of such jurisdiction (including pursuant to administrative or judicial action pursuant to any valid state statute). If the Offeror becomes aware of any valid state statute prohibiting the making of the Amended Offer or the acceptance of Shares pursuant thereto, the Offeror will make a good faith effort to comply with any such state statute or seek to have such statute declared inapplicable to the Amended Offer. If, after such good faith effort, the Offeror cannot comply with any such state statute, the Amended Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Amended Offer to be made by a licensed broker or dealer, the Amended Offer will be deemed to be made on our behalf by Lehman Brothers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

The Offeror has filed with the SEC a Tender Offer Statement on Schedule TO, as amended by Amendments No. 1 through 7, together with all exhibits thereto, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, including the information required by Rule 13e-3 under the Exchange Act, and may file additional amendments thereto. The Tender Offer Statement on Schedule TO also constitutes a Schedule 13e-3 filed by the Offeror, William H. Lyon and the Trusts, and an amendment to Schedule 13D with respect to the Offeror and the Trusts.

No person has been authorized to give any information or make any representation on behalf of the Offeror not contained in this Supplement, the Offer to Purchase, the First Supplement or in the revised (pink) Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Except as set forth in this Supplement and the revised (pink) Letter of Transmittal, the terms and conditions previously set forth in the Offer to Purchase and the First Supplement remain applicable in all respects to the Amended Offer, and this Supplement should be read in conjunction with the Offer to Purchase, the First Supplement and related Letter of Transmittal, as the same have been amended.

WILLIAM LYON

May 1, 2006

Manually signed facsimile copies of the original (blue), first revised (purple) or revised (pink) Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each stockholder of Lyon Homes or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:	By Hand or Overnight Courier:

Computershare Trust Company of New York Wall Street Station P.O. Box 1010 New York, NY 10268-1010	For Eligible Institutions Only: (212) 701-7636 For Confirmation Only Telephone: (212) 701-7600	Computershare Trust Company of New York Wall Street Plaza 88 Pine Street, 19th Floor New York, NY 10005

Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor New York, New York 10004

Banks and Brokers Call: (212) 440-9800

All Others Call Toll Free: (800) 868-1362

The Dealer Manager for the Offer is:

745 Seventh Avenue

Attn: Equity Corporate Services

New York, NY 10019

Call Toll Free: (888) 610-5877